INTERNATIONAL ROAD DYNAMICS INC.	Exhibit 99.1

IRD Awarded $2.8 Million Contract in Arizona

-	Contract expands on IRD’s existing relationship with the State of Arizona
-	Arizona will utilize IRD’s Vehicle Information in Motion (VI2M™) web based central data repository and reporting system

SASKATOON, SK – December 20, 2018 - International Road Dynamics Inc. (“IRD” or the “Company”), a Quarterhill Inc. (“Quarterhill”) company (TSX: QTRH) (NASDAQ: QTRH), announced today that Roadway Electric LLC has awarded the Company a contract to supply and maintain a Statewide Port of Entry Truck Screening System as part of a design-build project valued at $2.8 Million for the Arizona Department of Transportation (“ADOT”). IRD will supply and supervise the installation of the Truck Screening System at five locations throughout the State including Ehrenberg, Topock, Sanders, San Simon and Parker weigh stations. IRD will maintain the systems for five years as part of this contract. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Four of the five locations already use IRD mainline weigh-in-motion sorting equipment.  This project will add electronic screening capabilities to the existing systems with the addition of Automated License Plate Readers (ALPR) and Automated USDOT Number Readers (UNR).  IRD’s Tire Anomaly and Classification System (TACS™) will also be installed at select sites to identify trucks that are unsafe due to missing or underinflated tires. A new mainline weigh-in-motion sorting system with electronic screening capabilities will be installed at the Parker port of entry.

Trucks that are determined to have a clear credential record and are compliant with weight and dimension regulations will be signaled to bypass the Port of Entry weigh stations. These Truck Screening Systems will allow ADOT’s Enforcement and Compliance Division to screen, inspect, and process trucks efficiently and accurately.

The project also includes the supply of Central Data Management Software (CDMS) which provides a suite of specialized applications that enable centralized management and reporting on the performance of the state-wide system. The CDMS includes IRD’s Vehicle Information in Motion (VI2M™) web based central data repository and reporting system.

Mr. Randy Hanson, IRD President and CEO commented: "We are pleased to receive this contract and to be part of the design-build team that provides ADOT’s Statewide Port of Entry Truck Screening System.  Arizona has been one of our long-term customers and IRD looks forward to providing ADOT with world class, innovative and effective screening solutions to improve the effectiveness and efficiency of their Port of Entry operations while improving overall truck safety on Arizona roadways.”

About IRD

IRD is a highway traffic management technology company specializing in supplying products and systems to the global Intelligent Transportation Systems (ITS) industry. IRD is a North American company based in Saskatoon, Saskatchewan, Canada with sales and service offices throughout the United States and overseas. Private corporations, transportation agencies and highway authorities around the world use IRD's products and advanced systems to manage and protect their highway infrastructure. For more information: www.irdinc.com

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill and IRD in light of their experience and their perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill and IRD believe are appropriate in the circumstances. Many factors could cause actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill’s March 1, 2018 annual information form for the year ended December 31, 2017 (the "AIF"). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors, and notes that readers should not place undue reliance on any of Quarterhill's or IRD’s forward-looking statements. Neither Quarterhill nor IRD has any intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For inquiries, please contact:

David Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com